Exhibit 99.1

Letter to Shareholders

To our shareholders,

2014 was a transformational year. Despite the sudden and dramatic decline in global oil prices in the second half of 2014, Westport’s total segments revenue exceeded $1 billion. This is a significant milestone for Westport and the natural gas engine and vehicle industry, cementing natural gas as a global industry. While the volatility has created challenges in some markets and segments, in most parts of the world, the favourable price differential between natural gas and conventional fuels remains intact.

We saw solid growth in our joint ventures in 2014. Cummins Westport Inc. (CWI) reported good revenue growth with continued customer commitments to core applications such as transit, refuse trucks, and urban trucking. Our warranty accrual challenges that dampened results for the first nine months have been addressed, resulting in strong profitability. In China, we continued to see remarkable growth. Our Weichai Westport Inc. (WWI) joint venture achieved sales of over 50,000 engines for the year, which is a spectacular milestone. When combined, our joint ventures captured about 2.7% market share of the entire global medium and heavy-duty engine market last year. As a result, we can conclude that natural gas is now a material and important segment of the global engine and vehicle market.

We spent the last 10 years getting basic products into the market to establish measurable scale. The next 10 years will be about delivering the next generation of products to those established customers, as well as new ones. Our major investments in WestportTM HPDI 2.0 and the enhanced spark ignition technology are expected to deliver improved performance characteristics and lower costs for customers. We expect our capital-light business model to deliver superior returns for our shareholders and allow us to scale up quickly as the market grows.

In 2015, we expect the light-duty market, where we primarily are looking to displace gasoline vehicles, to undergo change driven by two factors. First, gasoline engines are quickly moving to advanced direct injection systems with breakthrough performance and fuel economy. Therefore, traditional natural gas conversion systems will eventually become obsolete. In fact, we recently just announced our new combustion technology in Volvo Car Company's new Drive-E powertrain bi-fuel engine. Volvo Cars is the first original equipment manufacturer (OEM) to feature the new Westport system, which will be available on the Volvo V60 and V70 2016 models. Second, the sudden competitive price pressure due to oil price and currency volatility, combined with this technology shift, will put great pressure on this traditionally fragmented industry. Many suppliers are already feeling the pressure and we believe 2015 will see significant consolidation and alliances.

We have already started to see indications of a streamlining industry. The threat of almost all the competitive products and development activities in this space has dropped away in the face of market uncertainty along with the reality that performance expectations and cost of development have risen substantially since the early days of aftermarket conversions. This has left Westport as the stand-out global go-to for alternative fuel technology that can meet the expectations of advanced global OEMs. With the competitive landscape tightening, Westport too, can now be more selective about where to invest. It gives us the flexibility to wait for partners to develop their confidence to invest alongside us in new products.

1

In 2014, we took significant steps to advance our business model as we shift from market creation and product demonstrations to full commercial operation and profitability. Given the uncertainty of the energy market and global economy, we took immediate actions to reprioritize investment programs, consolidate facilities, and restructure businesses to focus on lean operations, reducing our combined operating expenses by over $23 million.

We have refined our investment programs for 2015 and expect Corporate and Technology Investments’ adjusted EBITDA results to improve by approximately 40% without materially affecting our long-term product portfolio. For example, we have made significant investments in proof-of-concept and market development products in our off-road applications including mining, rail, and marine applications over the past three years. We have sufficiently proved our point and we now have royalty agreements in place with key market participants. Therefore, we no longer need anything like the past investment rate in 2015 to continue to be well positioned as this industry develops.

We remain focused on improving our operational adjusted EBITDA contributions, although the path to breakeven for Westport has stronger headwinds now than when it was originally proposed in 2013. Nevertheless, we are controlling what we can while looking for opportunities for increased sales.

Looking ahead to 2015, we will focus on four key components of Westport’s strategy to drive our path to profitability:

1.	We will continue to invest with committed OEM partners in commercial products for the next decade that contain strong technology content including WestportTM HPDI 2.0 and enhanced spark ignited direct injection, but defer investments with uncertain market timing or commercialization risk.
2.	We will continue to rationalize and consolidate the Westport product portfolio for cost reduction and margin improvement, ensure customer value with leading price/performance, and achieve full system sales, creating and extracting value beyond individual component sales.
3.	We will look at non-core asset sales and are confident that our portfolio of long-term investments can be supported from internal re-allocation and OEM partner co-investment.
4.	We will continue to drive cost efficiencies and reduce global overhead expenses.

Westport is well positioned with industry-leading technology and especially industry experience. We look forward to continued development of our global business in 2015 and continued progress toward our vision to transition from petroleum-based fuels to clean, inexpensive natural gas.

2

On behalf of our Board of Directors and management team, and employees around the world, thank you for your continued interest and support of Westport.

Sincerely,

/s/ David R. Demers
David R. Demers
Chief Executive Officer

/s/ Ashoka Achuthan
Ashoka Achuthan
Chief Financial Officer

3